UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41362

Ostin Technology Group Co., Ltd.

(Translation of registrant’s name into English)

Building 2, 101

1 Kechuang Road

Qixia District, Nanjin

Jiangsu Province, China 210046

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Entry into Material Definitive Agreement

On April 14, 2025, Ostin Technology Group Co., Ltd. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with several investors, pursuant to which the Company agreed to sell and issue (i) 9,090,908 Class A ordinary shares (the “Class A Ordinary Shares”), par value $0.001 per share, of the Company; and (ii) Class A Ordinary Share purchase warrants to purchase up to 90,909,080 Class A Ordinary Shares (the “Warrants”); and (iii) up to 90,909,080 Class A Ordinary Shares issuable upon exercise of the Warrants. Each Class A Ordinary Share is being sold together with two associated Warrants, each to purchase one Class A Ordinary Share at a combined offering price of $0.55 per Class A Ordinary Share and associated Warrants.

The Warrants have an exercise price of $0.8 per Class A Ordinary Share, which will be immediately exercisable after issuance, and will expire two years from the date of issuance. The Warrants may be exercised on an alternative basis after one-month anniversary after the issuance pursuant to which the holder may exercise the Warrant for 0.9 times the number of Class A Ordinary Shares they would receive upon a standard exercise.

The Class A Ordinary Shares issuable upon exercise of the Warrants and the exercise price will be reset on the seventh calendar day after the issuance date (the “Reset Date”). On the Reset Date, the exercise price shall be adjusted to $0.16. Upon the reset of the exercise price on the Reset Date, the Class A Ordinary Shares issuable upon exercise of the Warrants shall be adjusted to 90,909,080.

Aggregate gross proceeds to the Company in respect of the offering (assuming no exercise of the Warrants) is expected to be approximately $5.0 million, before deducting other offering expenses payable by the Company. The offering closed on April 15, 2025.

The Class A Ordinary Shares, the Warrants and the Class A Ordinary Shares underlying the Warrants to be issued in the offering were issued pursuant to a prospectus supplement dated as of April 14, 2025, which was filed with the SEC, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-279177), which became effective on May 28, 2024, and the base prospectus dated as of May 7, 2024 contained in such registration statement.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the shares or warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing descriptions of the Securities Purchase Agreement and the Warrants, are not complete, and are qualified in their entireties by reference to the full text of such documents, copies of which are filed as exhibits to this Report on Form 6-K and are incorporated by reference herein.

The Company announced the pricing of the offering in press release issued on April 15, 2025. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
5.1	Opinion of Ogier, Cayman Islands legal counsel to the Company, regarding legality.
10.1	Form of Securities Purchase Agreement, dated as of April 14, 2025.
10.2	Form of Class A Ordinary Share Purchase Warrant.
23.1	Consent of Ogier (included in Exhibit 5.1).
99.1	Press Release dated April 15, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ostin Technology Group Co., Ltd.

By:	/s/ Tao Ling
Name:	Tao Ling
Title:	Co-Chief Executive Officer

By:	/s/ Lai Kui Sen
Name:	Lai Kui Sen
Title:	Co-Chief Executive Officer

Date: April 16, 2025

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